Exhibit 1

Strike action at Durban Roodepoort Deep, Limited’s Buffelfontein mine has ended

Durban Roodepoort Deep, Limited (DRD) is pleased to announce that strike action that began with the nightshift on May 20 2003 at its Buffelfontein mine (Buffels), part of the company’s North-West Operations near Stilfontein, has ended.

Workers returned for the night shift on May 21.

Settlement was reached between management and the National Union of Mineworkers (NUM) on a new wage package and living out allowance. It was agreed that workers would receive R1 850 a month, and a living out allowance of R300. Implementation date is 1 June 2003.

DRD management welcomed the quick resolution of the strike, saying both parties had put in a strong effort to resolve the issue to mutual benefit.

The company said there had been minimal disruption to the operation. Gold production was virtually unaffected due to continued treatment of stockpiled ore.

Queries:	Ilja Graulich, DRD
27 11 381 7800 (w)
27 83 604 0820 (cell)

James Duncan, Russell & Associates
27 11 880-3924 (w)
27 82 892-8052 (cell)